Filed Pursuant To Rule 433

Registration No. 333-275079

March 15, 2024

What to Know About Spot Bitcoin ETFs

EXECUTIVE SUMMARY

KEY TAKEAWAYS • Bitcoin is a money system not issued by a government or central bank. • The blockchain is a database to store information, without anycentral authority. • Several use cases give Bitcoin economic value. • As an investment, Bitcoin is a

high-risk, high-potential-return asset with a historically low correlation to stocks.

• Exchange-traded funds have transformed how investment portfolios are built.

• Spot Bitcoin ETF is a breakthrough enabling investors to easily add Bitcoin’s return pattern to portfolios within currently used infrastructure. • It is important to carefully consider risks for spot Bitcoin ETFs. John Hoffman, Head of Distribution and Partnerships, Grayscale

Zach Pandl, Head of Research, Grayscale David Bodamer, Editor, WealthManagement.com (Host) FEBRUARY 1, 2024

What to Know About Spot Bitcoin ETFs PAGE 2 CONTEXT

Two Bitcoin experts from Grayscale, Zach Pandl and

John Hoffman, explained Bitcoin and the blockchain, as

well as how advisors can think about incorporating

Bitcoin ETFs into client portfolios. KEY TAKEAWAYS

Bitcoin is a money system not issued by a

government or central bank.

Gold has long served as a money medium that does

not derive its value from a central bank. It has many

features which make it used as a store of value: its

scarcity, its ability to be stored and maintained, and its density. Bitcoin shares similarities with gold, but is made for the digital world.

Bitcoin is marked by similar attributes that make it

useful as a money medium: It’s scarce, verifiable, divisible, portable, and fungible.

OVERVIEW

January 11, 2024, represents a historic shift, bringing two transformative elements together for investors.

Bitcoin, a cutting-edge money system, operating on the public blockchain and not associated with any central bank, offers investors a distinctive value proposition. It is an asset with high-risk, high-potential

return—with an often low correlation to equities

markets, thus adding diversification. Exchange-traded funds (ETFs) have benefitted investors, offering access to asset classes, liquidity, and transparency. The arrival of spot Bitcoin ETFs allows investors for the first time to add spot Bitcoin to their portfolios. When considering which spot Bitcoin ETF to

invest in, it is important for advisors and investors to

consider the experience and track record behind the

ETF, as well as factors like liquidity and the size of the

shareholder base. Grayscale Bitcoin Trust (GBTC) is

differentiated on these characteristics.\

EXECUTIVE SUMMARY

What to Know About Spot Bitcoin ETFs

"If gold is a physical instrument that has properties that make it useful as a form of money, Bitcoin is a digital object that has attributes that make it useful as a form of money."

Zach Pandl, Grayscale

The blockchain is a database to store information, without any central authority.

The public blockchain is a specific type of database to store digital information that, crucially, has no central authority overseeing it—no government or company at its center. Instead, the data is distributed across a network consisting of thousands of nodes globally.

Bitcoin's technological breakthrough was to have a money medium in a database like the public blockchain. The Bitcoin algorithm encourages a decentralized set of actors to maintain the integrity of the database. There are economic incentives—known as proof of work or proof of stake—that enforce the decentralized players to maintain the database.

"That's really what a blockchain is: a database or a server distributed across computers all over the world, maintaining the integrity of the information supporting the Bitcoin network."

Zach Pandl, Grayscale

Adding to the blockchain is distinct from entering data in a spreadsheet. Blockchain data is clustered into blocks and then added sequentially.

Several use cases give Bitcoin economic value.

While technologically innovative, Bitcoin's interest to investors is its economic value. There are three real-world use cases driving that value:

- **Store of value.** The properties of scarcity, portability, durability, and divisibility are hallmarks of a strong store of value. Bitcoin offers a digital complement to many of the properties of gold and can similarly play a role in helping diversify an asset portfolio. The size of the gold market currently dwarfs the Bitcoin market, providing a large growth opportunity.

Figure 2: Adding to the Blockchain


Block
n−1
Block
n
Block
n+1

1. A transaction is requested
2. A block (n+1) containing the transaction is created
3. The block is sent to every node in the network
4. Nodes validate the transaction in the block and receive a reward for proof of work
5. The block is added to the existing blockchain once consensus is reached, and the transactions are deemed complete

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What to Know About Spot Bitcoin ETFs PAGE 4

• Means of payment. As a medium of exchange, Bitcoin still faces technological challenges. But if those are solved, it has potential as a peer-to-peer network. Competing for the enormous market for transaction money would enhance its value. While not a threat to displace the dollar, Bitcoin has an opportunity as an alternative to dollarization in emerging markets and others with weaker domestic money systems. • Technological innovation. Bitcoin offers investors an entry point into a new foundational technology, the

public blockchain, that itself will be woven across the

economy. Bitcoin is likely to benefit from the growth of public blockchain technology. “Bitcoin is really just the first killer application of a technology that we

think will eventually be ubiquitous.”

Zach Pandl, Grayscale As an investment, Bitcoin is a high-risk, high-potential-return asset with a historically low correlation to stocks. Bitcoin presents a straightforward case: it’s high risk, high potential, with diversification benefits due to the low correlation to stocks. Bitcoin can thus add to the total returns of a diversified portfolio, albeit with higher portfolio volatility. It may be useful for advisors to consider shifting a portion of equity allocation already intended for diversification, such as small caps or

international stocks, to Bitcoin.

Bitcoin has historically achieved high returns, even

compared to top performing indexes. As a high-risk

asset, a careful risk-management strategy is vital when

adding to a client’s portfolio.

EXECUTIVE SUMMARY

What to Know About Spot Bitcoin ETFs

Figure 4: Historical Bitcoin returns compared to other assets

	YTD	1-Year	3-Year	5-Year	Since 2015
Bitcoin	154.15%	121.35%	0.06%	32.90%	91.95%
S&P500	24.23%	25.86%	3.09%	9.78%	11.71%
Nasdaq-100	53.81%	44.58%	3.84%	16.55%	18.47%
Russell 2000	15.09%	15.03%	-2.49%	5.38%	7.21%
MSCI ACWI	22.20%	26.80%	1.67%	8.23%	10.05%
Barclay's Agg	5.53%	4.99%	-3.15%	-0.45%	1.45%
Broad Commodities	-10.07%	-10.72%	4.81%	7.99%	5.13%
Gold	14.59%	24.32%	5.41%	6.71%	7.88%
Precious Metals	4.11%	15.99%	1.63%	3.69%	4.57%

Source: Bloomberg, as of 12/29/2023

Past performance does not guarantee future results. High double digit and triple digit returns are primarily achieved during favorable market conditions which may not be repeated. The Bitcoin performance above is not that of any Bitcoin ETF or ETP and is not intended to be. An ETF or ETP will typically have costs/expenses that would reduce such performance.

Scarcity is built into the code of Bitcoin, providing protection against inflation. While a small amount of Bitcoin is released daily by every block in the blockchain, very gradually increasing the amount in circulation, the algorithm mandates that the amount of Bitcoin issues is halved every four years. At that point, new Bitcoins are added at half the rate. This is next due to occur in April 2024, with investors closely monitoring the effects of the halving.

> "We have a new asset class here that has unique fundamentals, and is different than everything else we have, and I think it will be a component of a diversified portfolio for the long haul."
>
> *Zach Pandl, Grayscale*

Figure 5: Why access Bitcoin through a spot ETF: Bitcoin exposure comparison

	Spot Bitcoin ETF	Bitcoin Futures ETF	Spot Bitcoin	Bitcoin Futures
Exposure type	Wrapped physical	Wrapped synthetic	Physical	Synthetic
Storage/ Custody	Held in brokerage account	Held in brokerage account	Requires digital asset wallet	Held in brokerage account if exchange-listed
Fees & Expenses (beyond trading)	Expense ratio	Expense ratio + roll costs	Network transaction fees	Margin requirements + roll costs

Spot Bitcoin ETFs offer investors access to Bitcoin with all the key benefits of the ETF wrapper:

- Access and availability
- Liquidity
- Flexibility
- Tax efficiency
- Transparency

Spot Bitcoin ETFs tend to have less tracking error than derivatives products:

Because they invest directly in the underlying asset, spot Bitcoin ETFs do not introduce the same costs and other sources of tracking error associated with derivatives.

For illustrative purposes only

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What to Know About

Spot Bitcoin ETFs

Exchange-traded funds have transformed

how investment portfolios are built.

ETFs have had a revolutionary impact on capital

allocation, offering a modern technology for

investment. The benefits of ETFs as investment

vehicles are significant: low cost, transparent, tax efficient, intraday liquidity. These benefits have propelled ETFs to over $8 trillion in assets in the U.S. alone.* As all major indices have become subject to ETFs as a simple way to access the risk or return pattern associated with a particular index, it has prompted the electronification of all asset classes.** Investors have benefited from this transformative technology. Spot Bitcoin ETFs are a breakthrough enabling investors to easily add Bitcoin’s return pattern to portfolios within currently used infrastructure.

January 11, 2024, was historic, allowing for the first trading of Bitcoin ETFs, such as the Grayscale Bitcoin

Trust, which offers investors an efficient, transparent way to buy and sell Bitcoin.

\ Futures are one option to investors, hedgers, and speculators, through contracts that allow synthetic exposure to Bitcoin; spot performance may differ from the performance of the future. Physically holding an asset is another means of exposure, and investors can possess Bitcoin keys in their own digital wallet. Spot Bitcoin ETFs now offer a structure for investors to hold Bitcoin (not futures) just as easily as any other ETF. The coin itself is held at a custodian, such as Coinbase. In this way, it is easy and efficient to add Bitcoin exposure to a portfolio. “For the first time ever, investors can access spot Bitcoin exposure through the ETF wrapper in a vehicle like GBTC.” John Hoffman, Grayscale Simplifying investors’ access to Bitcoin has potential implications for its value and is expected to impact the rest of the asset class. The transformative power of ETFs—easier, simpler, more convenient, more flexible, within capital markets infrastructure—will be applied to Bitcoin. To the industry, it is as if Bitcoin previously was an app that was not available on either the Apple or Google App store. When suddenly available in those locations the app’s reach would be tremendous. “The Bitcoin ETFs are making it easier to allocate to Bitcoin in the native system that everybody is already operating in and running on.” John Hoffman, Grayscale It is important to carefully consider options for spot Bitcoin ETFs. Investors are bullish on demand for Bitcoin, considering the 2024 halving of supply, macroeconomic conditions such as interest rates and the presidential election, and the new availability of ETFs.

In evaluating spot Bitcoin ETFs for investment, it’s

important to consider characteristics such as the size of the fund, its liquidity, the manager’s expertise in the segment, and its risk. Total cost of ownership considerations extends beyond management fees and includes the efficiency of getting in and out. GBTC distinguishes itself across all dimensions. * Source: Bloomberg LP

** Source: CNBC, https://www.cnbc.com/2023/03/08/how-etfs-areexpediting- bond-market-modernization.html

What to Know About

Spot Bitcoin ETFs

Key Features of GBTC

Experience

Grayscale is a crypto specialist, with its entire

team dedicated to this asset class and a decade of experience operating a Bitcoin investment vehicle.

Size GBTC is the world’s largest spot Bitcoin ETF. Based on AUM as of 02/29/2024 Liquidity In 2024, daily turnover remains above $100M, demonstrating strong liquidity. Track Record GBTC was launched over a decade ago, and now—as an exchange-listed ETF— has a large shareholder base of investors across all 50 states. Transparency and Ability to Invest GBTC offers the transparency of public reporting, tax reporting, digital asset custody,

and the ability to invest through taxadvantaged

accounts.

Grayscale’s large shareholder base and deep liquidity

mean it’s very efficient to get in and out of a position

and there are tight spreads in the secondary market,

differentiating the total cost of ownership. “At Grayscale we’re solely focused on crypto; 100% of our focus is on crypto day in and day out. Everybody on the team is purely focused on this asset class and we have a deep operating history here.” John Hoffman, Grayscale The Grayscale Bitcoin Trust ETF is not a fund registered under the Investment Company Act of 1940 and is not subject to regulation under the Investment Company Act of 1940, unlike most mutual funds or ETFs. BIOGRAPHIES

John Hoffman Head of Distribution and Partnerships, Grayscale

John Hoffman is Head of Distribution and Partnerships

at Grayscale, the world’s largest crypto asset manager. Prior to joining Grayscale, John was Head of Americas, ETFs and Indexed strategies at Invesco, which he joined in 2006. At Invesco, he also held positions including Head of Distribution for the Registered Investment Advisor Division, Private Client Group and Personal Investing Platforms; Head of ETF Distribution for all retail channels in the United States, and Global Head of ETF Capital Markets & Institutional Sales. Zach Pandl Head of Research, Grayscale Zach Pandl is Head of Research at Grayscale, the

world’s largest crypto asset manager. Prior to joining Grayscale, Zach worked as a macroeconomist and markets strategist at a variety of Wall Street firms, including Goldman Sachs, Nomura Securities, and Lehman Brothers. David Bodamer (Host) Editor, WealthManagement.com David Bodamer is an Editor with WealthManagement. com. David has more than 20 years of experience in financial and B2B journalism, primarily focused on commercial real estate investment. He previously served as Editorial Director of WMRE. Previous experienced included senior editorial roles with NREI,

Waste360 and Retail Traffic. He also worked for

Commercial Property News, Shopping Centers Today

and Civil Engineering magazine. He has won multiple awards from the National Association of Real Estate Editors and is a past finalist for a Jesse H. Neal Award. He graduated from the University of Virginia in 1997 with a degree in architecture.

What to Know About

Spot Bitcoin ETFs

Important Information

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the

SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101. Foreside Fund Services, LLC is the Marketing Agent for the Trust.

An investment in the Trust involves a high degree of risk, including partial or total loss of invested funds. An investment in the Trust is subject to a high degree of risk and heightened volatility. Digital assets are not suitable for an investor that cannot afford the loss of the entire investment. If an active trading market for the

Shares of GBTC does not develop or continue to exist, the market prices and liquidity of the Shares may be adversely affected. The Trust holds Bitcoins; however, an investment in the Trust is not a direct investment in Bitcoin. As a non-diversified and single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries. Extreme volatility, regulatory changes, and exposure to digital asset exchanges may impact the value of Bitcoin, and consequently the value of the Trust. Digital assets are not suitable for an investor that cannot afford loss of the entire investment. There is no guarantee that a market for the shares will be available which will adversely impact the liquidity of the Trust. The value of the Trust relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors.

Bitcoin Risk Disclosures Extreme volatility of trading prices that many digital assets, including Bitcoin, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of Grayscale Bitcoin Trust (“GBTC” or the “Trust”) and the shares could lose all or substantially all of their value.

Digital assets represent a new and rapidly evolving industry. The value of GBTC depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset.

Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset.

Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.